UNIVERSITY GENERAL HEALTH SYSTEM, INC.
7501 Fannin Street
Houston, TX 77054
713-375-7100
December 2, 2011
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance	Ibolya Ignat Staff Accountant Division of Corporation Finance

Mark Brunhofer Accounting Reviewer Division of Corporation Finance

Re:	University General Health System, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed May 9, 2011
Form 10-Q/A for the Quarterly Period Ended March 31, 2011
Filed August 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-54064
Ladies and Gentlemen:
Reference is made to the comment letter dated November 9, 2011 (“Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) setting forth the staff’s comments on the following documents filed by University General Health System, Inc. (“University General Health System, Inc.” or the “Company”) with the Commission: Form 10-Q for the Quarterly Period Ended June 30, 2011; Consolidated Statements of Operations (Unaudited); Note 12 — Equity; Common Stock Offerings, page 25. Reference is also made to the telephone conference on November 14, 2011 (“Telephone Conference”) among members of the staff and the Company discussing additional staff comments to the above-referenced documents.
The Company’s response to each item of the Comment Letter and the Telephone Conference is set forth below opposite the number and bullet point corresponding to such item in the Comment Letter and the Telephone Conference as applicable.

Securities and Exchange Commission
December 2, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011
Consolidated Statements of Operations (Unaudited)
Note 12 — Equity
Common Stock Offerings, page 25
1.	We acknowledge your response to comment 18 and do not necessarily agree that contemporaneous transactions in which related parties participate are representative of fair value. Please address the following additional comments:
•	Tell us the names of the related parties who acquired 11.4% of the partnership units issued on February 15, 2011 and their relationship to you.
Response: The partnership units issued on February 15, 2011 were completed pursuant to the partnership’s private offering of units that commenced December 7, 2010 (the “December 2010 Offering”). The following related parties acquired partnership units pursuant to the December 2010 Offering:

Name	Relationship
Felix Spiegel, M.D.	Partner and member of management committee of the partnership’s general partner and existing limited partner

Kelly Riedel	Chief Executive Officer of University General Hospital which is owned and operated by the partnership

Mike Griffin	Chief Financial Officer of University General Hospital which is owned and operated by the partnership

Rusty Shelton	Consultant of University General Hospital, which is owned and operated by the partnership
•	Tell us the names of the significant third party investors in the February 15, 2011 placement of partnership interests and tell us how these new investors were identified.
Response: The following investors invested $1,000,000 in the December 2010 Offering and are considered significant third party investors:

Name	How Identified
Nancy Chang	Identified by partnership’s outside counsel; Ms. Chang had expressed interest in health care investment opportunities

Anas Mourieden	Identified by Hassan Chahadeh; Mr. Mourieden is a longtime friend of Hassan Chahadeh

Wael Chahadeh	Identified by Hassan Chahadeh; Mr. Chahadeh is the brother of Hassan Chahadeh

Securities and Exchange Commission
December 2, 2011

•	Tell us who led the negotiations for determining the price of the February 15, 2011 partnership interest placement.
Response: Hassan Chahadeh, the chairman of the management committee of the Partnership’s general partner, led the negotiations after consulting with potential key investors approximately three weeks prior to the commencement of the offering on December 7, 2011. After such discussions, the pricing established for the offering was $200,000 for a 1% partnership interest.
•	Explain to us why the presumed issuance of partnership interests at fair value on February 15, 2011 results in dilution on February 28, 2011. In this regard, it appears that no dilution in enterprise value would result from the sale of equity interests at fair value.
Response: The February 28, 2011 pricing was the same pricing as December 2010 Offering (i.e., $200,000 per 1% partnership interest). The dilution is a function of the percentage changes of outstanding partnership units following additional issuances of partnership interests.
•	Tell us whether you performed any contemporary or retrospective valuations of the enterprise value of the UGH Partnerships on either February 15, 2011 or February 28, 2011. If not please explain to us why not in light of the imminent Merger resulting in the UGH Partnerships becoming a public reporting company.
Response: The pricing established for the December 2010 Offering was principally based upon (i) preliminary discussions with potential investors approximately 3 weeks prior to the commencement of the offering and (ii) a draft valuation of UGH LP performed in December 2010 by Value Management Group, a Dallas, Texas-based independent valuation firm.
At the time of the December 2010 Offering, UGH LP was already working on a public company strategy with two different public companies, neither of which was SeaBridge Freight Corp. The December 7, 2010 offering document disclosed that a transaction with one of these public companies was possible, but also cautioned potential investors not to base an investment decision on the partnership actually completing any such transactions.
At the time of the February 28, 2011 transactions, the 2010 discussions with the two public companies had already terminated and we had entered into a non-binding letter of intent with SeaBridge Freight Corp. Despite having executed the letter of intent, we believed there was a reasonable likelihood that the proposed transactions with SeaBridge would not occur. First, we had already terminated the 2010 proposed transactions and were willing to terminate the SeaBridge transactions if the terms were not satisfactory. Second, we initially approached the SeaBridge transaction with general skepticism in light of the proposed reverse merger/recapitalization structure given our prior experience with these kinds of transactions, and the skepticism increased the uncertainty about whether the transaction would actually be completed. Finally, there was a significant amount of due diligence and negotiations to be completed prior to actually closing this transaction.

Securities and Exchange Commission
December 2, 2011

In addition, under the proposed transaction, the partners of UGH LP and UHS LLP would receive approximately 92.8% of the public company following the closing. As a result, we did not believe the resulting value of the public company would materially change the value of UGH LP and UHS LLP post-closing.
For all of these reasons, we concluded the proposed SeaBridge transaction did not require an enterprise valuation of the company for purposes of the February 28, 2011 partnership interest transactions.
•	Please explain to us your process for completing the Merger transaction with SeaBridge. In your response provide us specific dates and, at a minimum, tell us:
•	when you contemplated becoming a public reporting company;
•	whether and, if so, when you considered a public offering of securities under the Securities Act or a registration under the Exchange Act;
•	whether you considered being acquired by another company and relinquishing control of your operations;
•	when and why you decided to pursue a reverse merger with an existing public reporting company;
•	whether you contacted or negotiated with any other existing public company as a reverse merger candidate;
•	when you first contacted SeaBridge;
•	when you began negotiations with SeaBridge; and
•	when you came to basic terms with SeaBridge.
Response: We first considered becoming a public company in June 2010 shortly after the passage of the Affordable Care Act on March 23, 2010 (the “ACA”).University General Hospital was founded by physicians practicing in the Houston area. At the time of the passage of the ACA, approximately 85% of the hospital was owned by physicians.
The Affordable Care Act and Public Company Opportunity. The ACA significantly impacts physician-owned hospitals like University General in two ways: (i) these hospital are prohibited from increasing the number of beds and operating rooms and (ii) the percentage of physician ownership cannot increase being the percentage in effect on March 23, 2010. After the ACA, physician hospitals can only grow in beds and operating rooms if the physician ownership is in a public company that has at least a $75 million net worth. As a result, there is an opportunity for a public company to be established and capitalized for the purpose of consolidating physician-owned hospitals across the country that are prohibited from growth by the ACA.

Securities and Exchange Commission
December 2, 2011

We decided to pursue this strategy almost immediately after the passage of the ACA on March 23, 2010 and considered the various options of becoming a public company.
Alternative Public Company Transactions. We discussed possible sale transactions with two different public companies. The first company was SunLink Health Systems, a Georgia-based company that owns and operates hospitals and pharmacies in rural markets. SunLink’s common stock trades on the NYSE Amex Equity Exchange. The second company was Northstar Healthcare, Inc., a Houston-based company that operates ambulatory surgery centers in Houston and Dallas. Northstar’s common stock trades on the Toronto stock exchange. In September 2010 we terminated our discussions with Sunlink and in January 2011, we terminated our discussions with Northstar. In each case, we determined that neither of these transactions was in the best interest of our partners.
Traditional Underwritten Public Offering. We also considered going public through a traditional underwritten public offering registered under the Securities Act of 1933 with a simultaneous registration of our stock under the Securities Exchange Act of 1934. We concluded that the time and uncertainty associated with this route could result in an opportunity cost which could impair our ability to expand our physician-owned hospital model. In addition, we decided that becoming a publicly reporting company first would create widespread visibility to us and our strategy and ultimately make us more attractive to investors than if we simply operated as a single hospital private entity. In fact, the public company structure has enabled us to expand the business model from a single hospital business to into an integrated regional health delivery system that includes, hospitals, ancillary service businesses, and senior living facilities. Our company now has attracted significant interest from institutional investors who are able and willing to help us achieve the $75 million equity threshold and pursue the acquisition strategy.
The SeaBridge Transaction. We first met representatives of SeaBridge Freight Corp in early February 2011 after our discussions with Sunlink and Northstar had terminated. Discussions moved ahead quickly and on February 14, 2011, we entered into a nonbinding letter of intent setting forth the basic terms of the proposed transaction. We realized almost immediately the positive synergies with the principals of this company, particularly Donald W. Sapaugh. Further discussions and due diligence commenced and proceeded quickly until March 10, 2011 when we executed the Agreement and Plan of Reorganization with Sea Bridge Freight Corp and its subsidiary, SeaBridge Freight, Inc. The closing of the transactions was subject to many conditions, including the execution of indemnification and escrow agreements with the principals of SeaBridge.

Securities and Exchange Commission
December 2, 2011

•	Although you represent there is no direct relationship between the per share trading price of SeaBridge and the pre-Merger per unit value of your partnership interests, the underlying issue relates to changes in enterprise value. On the surface, it does not appear reasonable that merely becoming a public reporting company results in a 900% increase in your enterprise value in four weeks exhibited by the effective per share value you attribute to the UGH Partnerships on February 28, 2011 of $0.09 increasing to the $0.81 closing market price on the March 28, 2011 Merger date. As the SeaBridge freight business was disposed in the Merger transaction, the closing market price on March 28, 20111 represents the value of your health care businesses. Please explain to us this increase in value by telling us what fundamentally changed in your business between these dates.
Response: There were no fundamental changes in the business of these entities during the weeks leading up to the Merger. The former partners received approximately 92.8% of the public company’s outstanding common stock immediately following the closing and assumed full control of the company. However, the Merger enabled UGH LP and UHS LLP to begin to execute the public company acquisition strategy described above. In addition, the company experienced the following immediate benefits as soon as the Merger was announced: (i) the former physician partners became re-energized in the business with the prospect of future liquidity from owning public traded shares, (ii) participation by former physician partners increased resulting in improved surgical and in-patient volumes, and (iii) the Houston medical community viewed the Merger announcement positively resulting in increases in the number of physicians applying for privileges at the hospital.
We believe the $0.81 price on March 28, 2011 is likely a result of an enthusiastic market trading a thinly-traded stock rather than a reflection of business fundamentals.
2.	The following is a summary of the comment given to us orally during the Telephone Conference on November 14, 2011: Please provide further analysis and support that SeaBridge was not a public shell as defined in Rule 405 under the Securities Act of 1933. In particular, include an analysis of Footnote 31 of the adopting release (33-8587) which refers to a so-called “living dead company” that the Commission would consider a public shell within the rules. In making this comment, the Commission has the following observations and/or questions for additional responses: (i) the Company’s Form 10-K for the year ended December 31, 2010 discloses that the company “suspended revenue generating operations, effective October 2010.”, (ii) please explain the circumstances surrounding the late filing of the Form 10-Q for the quarter ended September 30, 2010; (iii) explain why would the freight company become a publicly reporting company in September 2010 only to suspend operations one month later in October 2010?, and (iv) the fact that TrinityCare is divested in September 2010 and then re-acquired in June 2011 is curious. Please explain the timeline for the transactions and disclose any pre-existing relationships with members of current management.

Securities and Exchange Commission
December 2, 2011

Response: We continue to maintain the Company was not a “public shell” as defined under applicable rules. A public shell must have (i) no or nominal assets and (ii) either (A) no or nominal assets, (B) assets consisting solely of cash and cash equivalents or (C) assets consisting of any amount of cash and cash equivalents and nominal other assets.
Operations Test. SeaBridge Freight Corp., through its subsidiary SeaBridge Freight, Inc., conducted more than nominal operations through March 28, 2011 and, therefore, does not qualify as a public shell. We have attached a letter dated November 27, 2011 from Stephen Flott, an officer and director of SeaBridge Freight Corp until the time of the closing of the Merger. The letter describes the ongoing business operations during the fourth quarter of 2010 and the first quarter of 2011. In general, the company was pursuing strategies to expand its tug and barge services by capitalizing on a $3.34 million draft from the US Maritime Association to the ports serviced by SeaBridge Freight, Inc. The company temporarily suspended its voyages (not its business) in October 2010 in response to actions being taken by its largest creditor. It was at that point SeaBridge Frieght Corp’s board of directors determined that returning to a private company status would improve chances of getting the necessary funding to benefit from the government grant and resolving the issues with its largest creditor. The decision to pursue the transactions with UGH LP and UHS LLP followed soon thereafter.
The above facts surrounding SeaBridge’s operations during this period are clearly distinguishable from the so-called “living dead” company described in Footnote 31 of the Commission’s release adopting the current public shell definition (Release No. 33-8587). In this footnote, such a company is one that “is a former operating company with minimal or limited operations.” In contrast, SeaBridge Freight Corp had actual and current business operations at all relevant times leading up to the Merger as it attempted to raise capital to expand its tug and barge services.
Having concluded SeaBridge has more than nominal operations under the operations test for public shell status, it is not necessary to address the assets test within the definition.
Related Matters.
In response to the Commission’s other observations and questions:
1.	The former management of SeaBridge was responsible for the content and filing of the Form 10-Q for the third quarter of 2010 and the Form 10-K for the year ended December 31, 2010. None of the company’s current management participated in the preparation or filing of these documents. An indemnification agreement provides the Company certain remedies in the event damages result from these filings.

Securities and Exchange Commission
December 2, 2011

2.	The company’s acquisition of TrinityCare Senior Living, LLC and its senior living communities in June 2011 was a decision made by the management team that took over in March 2011. These acquisitions are not related to the September 2010 transactions whereby TrinityCare Senior Living LLC was divested from the public company. In June 2011, the board of directors determined that these acquisitions were in the best interest of the company for a variety of reasons including: (i) the acquisition of senior living facilities complements the company’s business model because these facilities are potential sources of business for nearby hospitals owned or operated by the company, (ii) the acquisition terms enabled the company to improve its balance sheet with additional assets and equity and (iii) the transactions enabled the company to recruit Donald W. Sapaugh as the company’s president, who has an extensive background in healthcare administration.
Please direct any further questions or comments concerning this letter to Company’s Chief Financial Officer, Michael L. Griffin (at 713-375-7005), or to the Company’s General Counsel, Edward T. Laborde, Jr. (at 713-375-7106).

Very truly yours,
/s/ Edward T. Laborde, Jr.
Edward T. Laborde, Jr.

/s/ Michael L. Griffin
Michael L. Griffin

November 27, 2011
BY EMAIL ONLY
Hassan Chahadeh, MD,
Chairman/Chief Executive Officer
University General Health System, Inc.
7501 Fannin, Houston, Texas 77054
Re: SeaBridge Freight, Inc.
Dear Dr. Chahadeh:
This letter will respond to your request for clarification of the business activities of SeaBridge Freight, Inc. (“SBF”), the operating subsidiary of SeaBridge Freight Corp. (“SFC”), during the fourth quarter of 2010 and the first quarter of 2011. I was an officer and director of SFC and SBF during the period covered by this letter.
While it is true that SBF is no longer in business, it was most definitely in business during the period described above. SFC wanted to secure operating and investment capital for SBF in the anticipation that SBF would benefit from a major grant from the US Maritime Administration (“Marad”). We entered into a business combination and plan of reorganization with Trinity Care Senior Living, Inc. (“TCSR”) for the purpose of going public in the third quarter of 2010 with the intent to raise capital to expand the service offered by SBF.
SBF operated a tug and barge service carrying containerized freight between Brownsville, TX and Port Manatee, FL. The service commenced in December 2007 and had begun to secure a foothold in the freight market. Expansion of the service was considered essential to provide the level of service needed to cement its position in the cross Gulf freight transportation market.
SBF management was actively seeking financial and strategic investors to obtain working capital to expand operations and take advantage of an anticipated grant from MarAd’s American Marine Highways (AMH) Grant Program which had been funded at the end of 2009. For much of 2010 SBF management worked with the Ports of Brownsville and Port Manatee to develop the Cross Gulf Container Expansion Project AMH Grant Request, which was submitted to Marad early in the third quarter of 2010.
On September 23, 2010, the US Maritime Administration announced a grant of $3.34 million to the ports on the understanding that SBF was to be the direct beneficiary of the AMH funding. SBF sought to use its status as a public entity to raise sufficient capital to fund the expansion envisioned in the grant request and meet the grant’s 20% matching funds requirement. As the attached documents show, SBF was actively in business and seeking capital throughout 2010.
As the fourth quarter was ending, the company’s largest creditor began to insert itself into SBF’s operations with such detrimental effect that SBF elected to suspend voyages to avoid negative reactions among its customers and on its financing efforts. By late 2010 it was clear that needed funding was going to be easier to find as a private company, if it could be found at all. Thus, SFC sought to a transaction similar to the one that it has concluded with TCSR, and consummated one with your company on March 28, 2011.
Let me know if you require anything further.
Sincerely,
Stephen Flott
Enclosures